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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                               SCHEDULE 14D-9/A

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                AMENDMENT NO. 5

                               -----------------

                         SANTA FE PACIFIC CORPORATION
                           (Name of Subject Company)

                         SANTA FE PACIFIC CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          Common Stock - 802183 10 3
                     (CUSIP Number of Class of Securities)

                              ------------------

                              Jeffrey R. Moreland
                   Vice President - Law and General Counsel
                         Santa Fe Pacific Corporation
                              1700 East Golf Road
                        Schaumburg, Illinois 60173-5860
                                (708) 995-6000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                              ------------------

                                   Copy to:
                                Scott J. Davis
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                          Chicago,Illinois 60603-3441
                                (312) 782-0600

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

        Santa Fe Pacific Corporation (the "Company") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendments Nos. 1 through 4 thereto. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        (a) Nature of Solicitation or Recommendation. The Board of Directors of Santa Fe Pacific Corporation continues to recommend that stockholders do not accept the Union Pacific Offer.

        (b) Reasons for Position. On December 18, 1994, the Company and Burlington Northern amended their merger agreement to provide for a change to the exchange ratio in the merger and to provide for cash tender offers for a portion of the Company's stock by the Company and Burlington Northern, as set forth in the press release filed as Exhibit 11 hereto, which is incorporated herein by reference.

        The Company continues to believe that it would be a mistake for the Company and its stockholders to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a) On November 29, 1994, the Company announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer.

        Representatives of Union Pacific and its counsel, advisors and consultants have been given access to various financial, legal and other information relating to the Company. Certain representatives and advisors of Union Pacific were also invited to the Company's offices where representatives of the Company and representatives of Union Pacific exchanged certain additional financial information. The Company and Union Pacific have engaged in discussions regarding the possible terms of a merger agreement between the Company and Union Pacific.

        (b) On December 18, 1994, the Company and Burlington Northern amended their merger agreement to provide for a change to the exchange ratio in the merger and to provide for cash tender offers for a portion of the Company's stock by the Company and Burlington Northern, as set forth in the press release filed as Exhibit 11 hereto, which is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

                                 EXHIBIT INDEX

Exhibit                                                          Sequential
  No.                   Description                               Numbered
- -------                 -----------                                 Page
                                                                 ----------

Exhibit 1       - Pages 36 to 39 of the Company's
                Joint Proxy Statement/Prospectus
                dated October 12, 1994.*

Exhibit 2       - Form of Letter to Stockholders of
                the Company, dated November 22,
                1994.*

Exhibit 3       - Form of Press Release issued by
                the Company on November 22, 1994.*

Exhibit 4       - Press Release issued by the
                Company on November 29, 1994.**

Exhibit 5       - Form of Letter to shareholders of
                the Company, dated December 1,
                1994.**

Exhibit 6       - Press Release issued by the
                Company on December 13, 1994.***

Exhibit 7       - Form of Letter to shareholders of
                the Company, dated December 14,
                1994.****

Exhibit 8       - Press Release issued by the
                Company on December 14, 1994.****

Exhibit 9       - Press Release issued by the
                Company on December 15, 1994.*****

Exhibit 10      - Press Release issued by the
                Company on December 17, 1994.

Exhibit 11      - Press Release issued by the
                Company on December 18, 1994.

                *  Previously filed with the Original
                   Schedule 14D-9

                ** Previously filed with Amendment No. 1.

                *** Previously filed with Amendment No. 2.

                **** Previously filed with Amendment No. 3.

                ***** Previously filed with Amendment No. 4.



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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 1994            /s/ Jeffrey R. Moreland
- -----------------            -----------------------
     (Date)                  Jeffrey R. Moreland
                             Vice President - Law
                             and General Counsel



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                                                                      EXHIBIT 10

                       [LETTERHEAD OF SANTA FE PACIFIC]

                                                                            NEWS
                           CORPORATE COMMUNICATIONS




FOR IMMEDIATE RELEASE                         MEDIA CONTACT:  Catherine Westphal
#82                                                               (708) 995-6273
                                                                     Joele Frank
                                                     Abernathy MacGregor Scanlon
                                                                  (212) 371-5999


SANTA FE RESPONDS TO UNION PACIFIC


     SCHAUMBURG, ILLINOIS, December 17, 1994 -- In response to a letter received from Drew Lewis, chairman of Union Pacific Corporation, Robert D. Krebs, Santa Fe's chairman, president and chief executive officer, issued the following reply to Mr. Lewis:


Mr. Drew Lewis, Chairman
Union Pacific Corporation
Martin Tower, 8th & Eaton Avenues
Bethlehem, PA 18018


Dear Drew:

     I am not sure that continuing to trade letters on "process" issues serves any useful function. However, let me briefly reiterate Santa Fe's position. Contrary to the statement in your December 16 letter, the Santa Fe board has NOT put the company up for sale, and it is not conducting an auction. We entered into a contract for a strategic combination with Burlington Northern -- a combination that promises significant long-term growth. We are now negotiating with Burlington Northern in order to improve that agreement.

     At the same time, however, we have provided Union Pacific with all of the information about Santa Fe it needs in order to make its best alternative proposal. If you are willing and able to improve your proposal, I suggest that you do so without delay.



                                             Sincerely,
                                             /s/Rob


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

                                                                      EXHIBIT 11

                       [LETTERHEAD OF SANTA FE PACIFIC]

                                                                          NEWS

FOR IMMEDIATE RELEASE

MEDIA CONTACT:  Burlington Northern Inc.                 Santa Fe Pacific Corp.
                Richard Russack                          Catherine Westphal
                (202) 347-8662                           (708) 995-6273

BURLINGTON NORTHERN AND SANTA FE PACIFIC AMEND THEIR MERGER AGREEMENT TO FACILITATE SUCCESSFUL COMPLETION OF THEIR STRATEGIC BUSINESS COMBINATION

    - Santa Fe to Conduct Self-Tender Offer to Purchase 38 Million of its Shares for $20 Per Share, Burlington Northern to Tender for Another 25 Million Santa Fe Shares at Same Price -

    - Exchange Ratio Increased to .40 Burlington Northern Shares in Proposed Second-Step, Tax-Free Stock-for-Stock Exchange -

    - Grinstein and Krebs Say Revision "Reflects Companies' Determination to Complete their Pro-Competitive, ICC-Approvable, Financially Sound Merger"-

     FORT WORTH, TEXAS and SCHAUMBURG, ILLINOIS, December 18, 1994 -- "Reflecting the determination of Burlington Northern Inc. and Santa Fe Pacific Corporation to build the value of our two companies for our respective shareholders by facilitating the successful completion of our pro-competitive, ICC-approvable and financially sound strategic business combination, BN and Santa Fe will shortly commence a joint tender offer to acquire a total of 63 Million Santa Fe shares, or approximately 33 percent of all such shares outstanding, at $20 per share in a recapitalization and merger transaction," Gerald Grinstein, Chairman and Chief Executive Officer of Burlington Northern Inc., and Robert D. Krebs, Chairman, President and Chief Executive Officer of Santa Fe Pacific Corporation, announced today.

     Under the terms of their amended merger agreement, Santa Fe will conduct a cash tender offer at $20 per share to acquire 38 million of its shares outstanding, representing approximately 20 percent of such shares, for a total of $760 million. At the same time, BN will launch a cash tender offer, also at a price of $20 per share, to acquire 25 million shares of Santa Fe, representing approximately 13 percent of such Santa Fe shares currently outstanding, for $500 million. The tender offers will be made on a combined basis and are expected to commence on or before Friday, December 23, 1994.


                                   - more -

                                                                   BN/SFP Page 2

        Following ICC approval, which the companies expect to receive in mid-1996, BN and Santa Fe will complete their merger through a tax-free exchange of stock at the increased exchange ratio of .40 of a BN share for each remaining share of Santa Fe. This two-step transaction will have substantially the same financial effect as an acquisition of Santa Fe by BN for 33 percent in cash and 67 percent in BN stock. Based on Friday's closing price of BN common stock, the two-step transaction will have a blended value of $20.40 per Santa Fe share, or $3.8 billion in aggregate.

        Mr. Grinstein said: "The boards of directors of BN and Santa Fe have unanimously reaffirmed their commitment to bring together our two great railroads in a win-win transaction for everyone concerned. This pro-competitive, end-to-end merger of our two systems will benefit shippers and the general public by providing expanded single-line rail services, while enhancing our nation's ability to compete in world markets by making efficient use of our existing transportation infrastructure. It will create a rail network in the western United States with far broader geographic coverage than either of the carriers' existing systems, enhancing the ability of U.S. shippers to get their products to market on a timely, cost-effective and competitive basis. The combined company will also be a financially strong rail carrier with a diversified traffic base and excellent financial prospects that will effectively compete with the dominant railroad in the West, Union Pacific."

        The transaction structure announced today is a refinement of the one originally contemplated when the proposed merger of the two companies was announced on June 30. That transaction called for BN to acquire Santa Fe in a stock swap valued at $2.7 billion on June 30 with an exchange ratio of .27. Increased on October 26 to .34 for a transaction valued at $3.2 billion on that date. The modification of the exchange ratio followed the hostile takeover bid announced by Union Pacific Corporation (UP) in early October. On November 8, in an attempt to gain the support of Santa Fe shareholders for the UP merger proposal despite widespread doubts that a UP/Santa Fe merger would win ICC approval, UP said it would place Santa Fe's rail operations in a voting trust pending receipt of such approval. BN has challenged the legality of UP's use of a voting trust in the Third Circuit Court in Philadelphia. The Court is expected to make its decision on this issue this week.

        Mr. Krebs of Santa Fe said: "A business combination of Santa Fe and BN is in the best long-term interest of both companies, their respective shareholders, and our nation. While preserving the values of the original structure for BN shareholders, the new structure allows Santa Fe shareholders who wish to receive a substantial portion of the consideration in cash up front to do so without waiting for ICC approval. At the same time, it allows Santa Fe shareholders to participate in the substantial upside potential of the combined company. This approach is the right approach for both companies. Jerry Grinstein and I and our respective boards of directors are pleased that we have found an alternative way to get the job done."

                                   - more -

                                                                   BN/SFP Page 3

     Completion of the Santa Fe self-tender offer and the BN tender offer, both of which will be financed by bank debt and available cash, is anticipated in late January 1995. The Santa Fe and BN offers are subject to each company obtaining bank financing, commitments for which are expected shortly. Under the terms of the amended merger agreement, BN will also receive a break-up fee of $50 million and expense reimbursement not to exceed $10 million in the event that the BN/Santa Fe merger is not completed because of a new competing offer.

     As previously announced, BN and Santa Fe have rescheduled their respective special shareholders' meetings to vote on the BN/Santa Fe merger for Friday, January 27, 1995, with a new record date of December 27, 1994. Consummation of the tender offer is contingent, among other things, on a vote by the holders of a majority of the shares of both companies in favor of the merger.

     In addition, shortly after completion of the tender offer, Santa Fe intends to offer to repurchase certain existing debt obligations totaling approximately $400 million, including (1) the $100 million 8 3/8% notes due November 1, 2001 and (2) the $100 million 8 5/8% notes due November 1, 2004. Proceeds for these repurchases will also be funded from the bank financing.

     Burlington Northern Inc. (NYSE: BNI) is the parent company of Burlington Northern Railroad, the largest transporter of grain and coal in America. It also serves customers in a variety of consumer, automotive and forest products and manufacturing industries.

     Santa Fe Pacific Corporation (NYSE: SFX) is the parent company of Atchison, Topeka and Santa Fe Railway and Santa Fe Pacific Pipeline Partners, L.P. Santa Fe Railway holds the record for hauling intermodal shipments, 1.22 million units annually, and currently serves 12 western, midwestern, and southwestern states between Chicago, the West Coast, and the Gulf of Mexico.




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